VEON Group Average and closing rates of functional currencies to USD Index Long Name ISO code 4Q25 4Q24 YoY 4Q25 4Q24 YoY Consolidated VEON Pakistan Rupee PKR 280.9 278.0 (1.1%) 280.1 278.5 (0.6%) Customers Ukraine Hryvnia UAH 42.0 41.4 (1.3%) 42.4 42.0 (0.8%) Pakistan Kazakhstan Tenge KZT 524.8 500.2 (4.9%) 502.6 523.5 4.0% Ukraine Bangladeshi Taka BDT 122.0 119.5 (2.1%) 122.2 119.6 (2.2%) Kazakhstan Uzbekistan Som UZS 12,030.2 12,824.9 6.2% 12,025.3 12,920 6.9% Bangladesh Kyrgyzstan Som KGS 87.4 86.2 (1.5%) 87.4 87.0 (0.5%) Uzbekistan Russian Ruble RUB 79.9 99.6 19.8% 78.2 101.7 23.1% Euro EUR 0.9 0.9 8.4% 0.9 1.0 11.9% Average rates Closing rates X

VEON index page (in USD millions, unless stated otherwise, unaudited) Consolidated 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 884 916 945 953 942 1,026 1,038 998 1,026 1,086 1,115 1,171 3,850 3,755 3,698 4,004 4,399 Telecom + Infrastructure 826 852 873 865 843 909 915 870 880 907 917 936 3,416 3,537 3,640 Digital 58 64 72 88 99 117 123 128 147 180 198 235 282 467 759 EBITDA 385 415 444 367 386 459 438 408 439 520 524 527 1,840 1,747 1,612 1,691 2,009 EBITDA margin (%) 43.6% 45.3% 47.0% 38.5% 41.0% 44.7% 42.2% 40.9% 42.8% 47.8% 47.0% 45.0% 47.8% 46.5% 43.6% 42.2% 45.7% Telecom + Infra EBITDA 1,802 Telecom + Infra EBITDA margin 49.5% Digital EBITDA 207 Digital EBITDA margin 27.3% EBIT (Operating profit) 205 242 259 223 201 278 402 230 239 819 59 321 1,751 1,163 929 1,110 1,439 Profit/(Loss) before tax 36 188 184 152 119 141 295 148 130 682 (83) 55 1,192 801 559 704 785 Net income/(loss) attributavle to VEON shareholders 342 251 448 (3,569) 57 68 209 81 99 596 (131) (31) 674 (162) (2,528) 414 532 CAPEX 90 171 131 258 124 181 198 322 135 231 223 341 808 826 651 826 930 LTM CAPEX / LTM Total revenue 20.2% 19.6% 17.8% 17.6% 18.2% 18.0% 19.2% 20.6% 20.4% 21.4% 21.6% 21.2% 21.0% 22.0% 17.6% 20.6% 21.2% Equity Free Cash Flow before lease payments and licenses* 101 21 179 112 102 65 141 131 186 153 430 192 251 322 412 439 960 Equity Free Cash Flow after lease payments and licenses** (27) (47) 118 68 58 (41) 43 64 142 75 303 104 57 (115) 112 124 624 *Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * EFCF definition now includes proceeds from sale of business ** EFCF definition now includes proceeds from sale of business X

VEON index page (in millions) Telecom Metrics 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Pakistan 73.7 71.2 70.5 70.6 71.7 71.4 71.6 71.5 73.4 73.9 72.7 73.9 72.6 73.7 70.6 71.5 73.9 Bangladesh 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.8 35.0 34.8 34.7 34.4 35.1 37.6 40.4 35.8 34.4 Ukraine 24.3 24.1 24.1 23.9 23.9 23.4 23.3 23.0 22.7 22.4 22.5 22.4 26.2 24.8 23.9 23.0 22.4 Uzbekistan 8.4 8.6 8.7 8.4 8.2 8.1 8.2 8.3 8.2 7.9 7.7 7.7 7.1 8.4 8.4 8.3 7.7 Kazakhstan 10.6 10.8 11.0 11.1 11.2 11.4 11.6 11.6 11.6 11.7 11.9 11.8 9.9 10.6 11.1 11.6 11.8 Other 2.0 1.9 1.9 1.9 1.8 1.8 1.7 1.7 1.6 1.6 - - 3.3 1.9 1.9 1.7 - Total 157.7 155.8 156.1 156.2 157.8 157.4 154.2 152.0 152.4 152.3 149.5 150.2 154.1 156.9 156.2 152.0 150.2 Fixed-line customers 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Pakistan - - - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - - - Ukraine 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.1 1.1 Uzbekistan - - - - - - - - - - - - - - - - - Kazakhstan 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.8 0.6 0.6 0.7 0.7 0.7 Other - - - - - - - - - - - - 0.0 - - - - Total 1.8 1.8 1.8 0.7 1.8 1.8 1.8 1.9 1.9 1.9 1.9 1.9 1.8 1.8 1.8 1.9 1.9 X

Pakistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 269 271 279 299 321 347 359 356 386 395 405 438 1,408 1,285 1,119 1,382 1,624 Telecom + Infrastrcuture revenue 231 231 228 240 249 264 267 263 279 284 289 306 931 1,044 1,158 Digital revenue 38 40 51 60 71 83 91 93 107 111 116 132 189 339 465 EBITDA 122 128 124 129 143 158 149 134 162 164 186 200 643 654 502 584 712 EBITDA margin (%) 45.2% 47.2% 44.3% 43.0% 44.6% 45.5% 41.4% 37.8% 42.0% 41.6% 45.9% 45.7% 45.7% 50.9% 44.9% 42.3% 43.9% EBIT (Operating profit) 66 78 74 77 90 103 93 78 104 175 102 134 374 395 295 363 515 CAPEX 14 36 23 57 19 52 48 74 34 57 44 74 318 257 130 194 209 Telecom Metrics Customers (mln) 73.7 71.2 70.5 70.6 71.7 71.4 71.6 71.5 73.4 73.9 72.7 73.9 72.6 73.7 70.6 71.5 73.9 ARPU (USD) 1.0 1.1 1.1 1.2 1.3 1.4 1.4 1.4 1.5 1.5 1.6 1.7 n.a. n.a. n.a. n.a. n.a. MOU (min) 231 241 235 244 245 261 250 260 253 259 253 258 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 5,950 5,995 6,647 6,972 7,410 7,558 7,459 7,275 7,421 7,377 7,659 7,911 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 31% 25% 21% 17% 22% 20% 23% 16% 20% 22% 17% n.a. n.a. n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 69.7 77.6 81.5 84.7 89.7 96.5 99.9 98.8 107.9 111.2 114.5 123.1 229 262 314 385 457 Telecom + Infrastrcuture revenue 59.8 66.1 66.7 67.9 69.7 73.4 74.5 73.0 78.1 80.0 81.8 85.9 260 291 326 Digital revenue 9.9 11.5 14.9 16.9 20.0 23.0 25.4 25.8 29.8 31.2 32.7 37.1 53 94 131 EBITDA 31.5 36.7 36.1 36.5 40.0 43.9 41.4 37.4 45.3 46.2 52.6 56.3 105 134 141 163 200 EBITDA margin (%) 45.2% 47.2% 44.2% 43.0% 44.6% 45.5% 41.4% 37.8% 42.0% 41.6% 45.9% 45.7% 45.7% 51.2% 44.9% 42.3% 43.9% EBIT (Operating profit) 17.2 22.2 21.6 21.8 25.0 28.7 25.8 21.5 29.0 49.5 28.9 37.5 61 81 83 101 145 CAPEX 3.7 10.2 6.8 16.3 5.3 14.5 13.4 20.7 9.5 16.0 12.4 20.8 52 52 37 54 59 Telecom Metrics Customers (mln) 73.7 71.2 70.5 70.6 71.7 71.4 71.6 71.5 73.4 73.9 72.7 73.9 72.6 73.7 70.6 71.5 73.9 ARPU (PKR) 266.3 302.9 333.4 339.7 351.4 378.9 394.2 390.8 415.6 422.5 442.7 474.0 n.a. n.a. n.a. n.a. n.a. MOU (min) 231 241 235 244 245 261 250 260 253 259 253 258 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 5,950 5,995 6,647 6,972 7,410 7,558 7,459 7,275 7,421 7,377 7,659 7,911 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 31% 25% 21% 17% 22% 20% 23% 16% 20% 22% 17% n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 66% 66% 67% 67% 67% 67% 67% 69% 70% 71% 72% 72% 55% 65% 67% 69% 72% 4G mobile customer penetration (3 Months active) 58% 59% 61% 62% 64% 66% 69% 71% 73% 74% 76% 75% 48% 56% 62% 71% 75% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof X

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 228 235 238 217 188 236 250 251 257 286 299 322 1,055 971 919 925 1,164 Telecom + Infrastrcuture revenue 225 232 237 214 184 231 244 244 249 255 264 272 908 903 1,040 Digital revenue 3 3 1 3 4 6 6 7 8 30 35 50 11 22 124 EBITDA 135 139 152 116 95 140 144 140 143 166 171 170 704 575 541 518 650 EBITDA margin (%) 59.0% 59.1% 63.6% 53.5% 50.5% 59.2% 57.7% 55.6% 55.5% 58.2% 57.2% 52.8% 66.8% 59.2% 58.9% 56.1% 55.9% EBIT (Operating profit) 100 103 109 77 55 104 106 103 100 119 -43 118 535 387 389 368 294 CAPEX 21 38 44 70 28 57 64 102 58 95 102 139 204 176 174 251 395 Telecom Metrics Customers (mln) 24.3 24.1 24.1 23.9 23.9 23.4 23.3 23.0 22.7 22.4 22.5 22.4 26.2 24.8 23.9 23.0 22.4 ARPU (USD) 2.9 3.0 3.1 2.8 2.4 3.1 3.3 3.4 3.5 3.9 4.2 4.5 n.a. n.a. n.a. n.a. n.a. MOU (min) 314 320 311 303 308 306 300 298 290 295 288 296 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 9,760 9,914 10,333 9,570 9,600 10,687 11,209 11,478 11,631 12,859 13,265 15,087 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 19% 14% 13% 14% 11% 20% 16% 18% 16% 15% 10% 13% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 12 12 13 12 10 12 13 13 13 13 13 13 68 58 49 48 53 Customers (mln) 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.1 1.2 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 8,346 8,609 8,711 7,921 7,169 9,425 10,267 10,413 10,720 11,857 12,429 13,517 28,748 31,092 33,588 37,274 48,523 Telecom + Infrastrcuture revenue 8,230 8,482 8,666 7,815 7,032 9,200 10,035 10,128 10,391 10,594 10,965 11,405 33,192 36,394 43,354 Digital revenue 117 128 45 106 137 225 232 286 329 1,263 1,464 2,113 396 880 5,169 EBITDA 4,921 5,085 5,542 4,228 3,627 5,585 5,924 5,789 5,955 6,898 7,115 7,136 19,196 18,301 19,775 20,925 27,103 EBITDA margin (%) 59.0% 59.1% 63.6% 53.4% 50.6% 59.3% 57.7% 55.6% 55.6% 58.2% 57.2% 52.8% 66.8% 58.9% 58.9% 56.1% 55.9% EBIT (Operating profit) 3,656 3,767 3,979 2,795 2,098 4,162 4,361 4,271 4,187 4,925 -1,756 4,941 14,584 12,384 14,196 14,892 12,298 CAPEX 780 1,395 1,616 2,573 1,072 2,276 2,625 4,252 2,422 3,932 4,254 5,853 5,551 5,960 6,364 10,225 16,461 Telecom Metrics Customers (mln) 24.3 24.1 24.1 23.9 23.9 23.4 23.3 23.0 22.7 22.4 22.5 22.4 26.2 24.8 23.9 23.0 22.4 ARPU (UAH) 105.7 110.5 111.9 102.4 92.8 123.7 136.7 139.2 144.1 163.2 172.7 187.2 n.a. n.a. n.a. n.a. n.a. MOU (min) 314 320 311 303 308 306 300 298 290 295 288 296 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 9,760 9,914 10,333 9,570 9,600 10,687 11,209 11,478 11,631 12,859 13,265 15,087 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 19% 14% 13% 14% 11% 20% 16% 18% 16% 15% 10% 13% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 437 449 464 424 374 490 546 540 564 556 555 555 1,859 1,834 1,774 1,951 2,230 Customers (mln) 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.1 1.2 Additional KPI's 4G network coverage 94% 94% 95% 95% 95% 95% 96% 96% 96% 96% 96% 96% 90% 94% 95% 96% 96% 4G mobile customer penetration 55% 56% 59% 62% 63% 62% 63% 63% 63% 65% 67% 69% 46% 53% 62% 63% 69% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof X

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 175 188 204 208 214 224 224 193 188 201 213 215 569 636 775 854 816 Telecom + Infrastrcuture revenue 160 172 187 187 193 200 201 169 165 176 185 182 705 762 708 Digital revenue 14 16 18 21 21 24 23 24 23 26 27 32 69 92 108 EBITDA 92 104 118 107 118 125 106 93 95 100 115 99 307 321 421 442 408 EBITDA margin (%) 52.5% 55.4% 57.6% 51.5% 55.3% 55.8% 47.3% 48.3% 50.4% 49.6% 53.9% 46.0% 54.0% 50.4% 54.3% 51.8% 50.0% EBIT (Operating profit) 67 84 92 81 92 97 78 66 56 70 85 68 196 212 325 332 280 CAPEX 16 26 33 92 19 31 56 73 24 44 57 76 135 122 166 178 201 Telecom Metrics Customers (mln) 10.6 10.8 11.0 11.1 11.2 11.4 11.6 11.6 11.6 11.7 11.9 11.8 9.9 10.6 11.1 11.6 11.8 ARPU (USD) 4.1 4.4 4.8 4.7 4.9 5.1 4.7 4.5 4.4 4.5 4.5 4.4 n.a. n.a. n.a. n.a. n.a. MOU (min) 144 152 147 141 129 137 130 121 105 110 102 89 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 17,893 17,224 17,547 18,505 19,118 18,529 18,410 19,962 19,974 20,689 21,890 22,826 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 25% 19% 20% 25% 22% 19% 20% 24% 25% 21% 27% 30% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 43 46 45 46 48 50 57 14 14 15 14 16 91 129 180 169 59 Customers (mln) 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.8 0.6 0.6 0.7 0.7 0.8 (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 79,417 84,452 93,026 96,667 96,397 100,315 106,830 96,347 95,726 103,466 113,969 112,522 242,509 293,057 353,562 399,889 425,684 Telecom + Infrastrcuture revenue 72,986 77,090 84,881 86,912 86,785 89,458 95,843 84,580 84,095 90,209 99,330 95,627 321,868 356,665 369,262 Digital revenue 6,431 7,363 8,145 9,755 9,613 10,858 10,987 11,768 11,631 13,256 14,639 16,895 31,694 43,225 56,422 EBITDA 41,702 46,820 53,730 49,815 53,294 55,956 50,535 46,582 48,582 51,326 61,416 51,746 131,060 147,793 192,067 206,368 213,070 EBITDA margin (%) 52.5% 55.4% 57.8% 51.5% 55.3% 55.8% 47.3% 48.3% 50.8% 49.6% 53.9% 46.0% 54.0% 50.4% 54.3% 51.6% 50.1% EBIT (Operating profit) 30,560 37,777 42,014 37,892 41,250 43,467 37,184 32,936 29,166 36,089 45,770 35,760 83,508 97,851 148,243 154,837 146,785 CAPEX 7,143 11,625 14,954 42,205 8,346 13,822 26,975 36,543 12,200 22,518 30,629 39,388 57,667 56,766 75,927 85,686 104,736 Telecom Metrics Subscribers (mln) 10.6 10.8 11.0 11.1 11.2 11.4 11.6 11.6 11.6 11.7 11.9 11.8 9.9 10.6 11.1 11.6 11.8 ARPU (KZT) 1,844.4 1,975.5 2,189.0 2,208.5 2,199.7 2,263.9 2,254.2 2,250.5 2,237.5 2,326.6 2,391.6 2,292.9 n.a. n.a. n.a. n.a. n.a. MOU (min) 144 152 147 141 129 137 130 121 105 110 102 89 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 17,893 17,224 17,547 18,505 19,118 18,529 18,410 19,962 19,974 20,689 21,890 22,826 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 25% 19% 20% 25% 22% 19% 20% 24% 25% 21% 27% 30% n.a. n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 19,776 20,492 20,437 21,391 21,566 22,485 27,173 7,019 7,309 7,539 7,756 8,303 38,771 59,758 82,095 78,243 30,907 Customers (mln) 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.7 0.8 0.6 0.6 0.7 0.7 0.8 Additional KPI's 4G network coverage 88% 88% 89% 89% 89% 90% 90% 92% 92% 92% 92% 93% 81% 87% 89% 92% 93% 4G mobile customer penetration 69% 71% 73% 73% 76% 76% 77% 76% 76% 75% 77% 76% 64% 68% 73% 76% 76% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof X

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 138 144 146 141 141 141 123 115 111 117 117 115 564 576 570 520 460 Telecom + Infrastrcuture revenue 138 144 145 140 141 139 123 115 111 113 106 105 568 517 435 Digital revenue 0 0 0 1 0 2 0 0 1 4 10 10 2 3 25 EBITDA 50 54 56 53 44 52 50 34 38 88 49 51 235 210 214 180 226 EBITDA margin (%) 36.3% 37.8% 38.5% 37.8% 31.2% 37.3% 40.3% 29.8% 33.9% 75.6% 42.1% 44.4% 41.6% 36.5% 37.6% 34.7% 49.2% EBIT (Operating profit) (4) (0) 5 43 (7) 3 2 (8) (8) 41 3 8 57 115 45 -10 43 CAPEX 30 37 20 18 14 21 17 17 7 6 7 19 88 196 105 68 38 Telecom Metrics Customers (mln) 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.8 35.0 34.8 34.7 34.4 35.1 37.6 40.4 35.8 34.4 ARPU (USD) 1.2 1.2 1.2 1.2 1.1 1.1 1.0 1.0 1.0 1.1 1.1 1.1 n.a. n.a. n.a. n.a. n.a. MOU (min) 162.4 161.7 156.3 149.2 146.5 145.3 150.8 152.6 148.2 155.9 155.0 150.9 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 5,166 5,645 5,906 4,971 4,818 4,435 4,565 6,169 6,425 7,605 7,977 7,485 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 27% 32% 38% 37% 31% 43% 25% 12% 10% 15% 20% n.a. n.a. n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 14.6 15.4 15.9 15.6 15.4 16.0 14.5 13.8 13.5 14.2 14.2 14.0 47.9 53.7 61.5 59.8 56 Telecom + Infrastrcuture revenue 14.6 15.4 15.8 15.4 15.4 15.8 14.5 13.7 13.4 13.7 12.9 12.8 61.3 59.4 53 Digital revenue 0.0 0.0 0.0 0.1 0.0 0.3 0.0 0.0 0.1 0.5 1.3 1.2 0.2 0.3 3 EBITDA 5.3 5.8 6.1 5.9 4.8 6.0 5.9 4.1 4.6 10.7 6.0 6.2 20.0 19.6 23.1 20.8 28 EBITDA margin (%) 36.3% 37.8% 38.5% 37.8% 31.1% 37.3% 40.3% 29.8% 33.9% 75.6% 42.1% 44.4% 41.6% 36.4% 37.6% 34.7% 49.2% EBIT (Operating profit) (0.4) (0.0) 0.6 4.8 (0.8) 0.4 0.3 (1.0) (1.0) 5.0 0.3 0.9 5 11 5 -1 5 CAPEX 3.1 4.0 2.2 2.0 1.6 2.4 2.0 2.0 0.8 0.7 0.8 2.3 8 18 11 8 5 Telecom Metrics Customers (mln) 38.7 39.1 39.9 40.4 41.0 41.3 37.8 35.8 35.0 34.8 34.7 34.4 35.1 37.6 40.4 35.8 34.4 ARPU (BDT) 126 130 132 127 125 128 121 123 125 134 134 133 n.a. n.a. n.a. n.a. n.a. MOU (min) 162 162 156 149 147 145 151 153 148 156 155 151 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 5,166 5,645 5,906 4,971 4,818 4,435 4,565 6,169 6,425 7,605 7,977 7,485 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 26% 27% 32% 38% 37% 31% 43% 25% 12% 10% 15% 20% n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 82% 83% 86% 87% 88% 89% 90% 92% 92% 92% 92% 93% 69% 81% 87% 92% 93% 4G mobile customer penetration (3 Months active) 45% 46% 49% 50% 52% 52% 51% 50% 51% 52% 54% 53% 34% 43% 50% 50% 53% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof X

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 63 66 65 75 67 67 70 70 73 75 77 83 194 233 269 273 308 Telecom + Infrastrcuture revenue 62 62 63 71 64 64 67 66 65 67 68 73 258 261 273 Digital revenue 2 3 2 3 2 3 3 4 8 8 9 11 10 12 35 EBITDA 28.2 27.3 23.1 33.6 24.5 23.5 25.0 27.5 27.5 28.3 26.7 33.0 89 124 112 100 115 EBITDA margin (%) 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 39.4% 37.9% 37.9% 34.4% 39.7% 45.9% 53.4% 41.8% 36.8% 37.5% EBIT (Operating profit) 25.0 16.1 11.9 24.7 15.1 10.3 11.9 15.5 13.2 14.1 11.5 20.9 53 81 78 53 60 CAPEX 8 28 8 17 42 17 10 50 9 29 11 32 36 61 61 119 81 Telecom Metrics Customers (mln) 8.4 8.6 8.7 8.4 8.2 8.1 8.2 8.3 8.2 7.9 7.7 7.7 7.1 8.4 8.4 8.3 7.7 ARPU (USD) 2.5 2.5 2.5 2.9 2.6 2.7 2.8 2.8 2.9 3.0 3.2 3.4 n.a. n.a. n.a. n.a. n.a. MOU (min) 452 471 482 446 443 455 454 443 419 438 441 449 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 9,082 9,569 10,249 11,023 11,741 11,558 12,215 13,354 14,389 15,888 18,264 21,009 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 45% 40% 45% 47% 38% 40% 42% 45% 58% 67% 64% 56% n.a. n.a. n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 FY21 FY22 FY23 FY24 FY25 Total revenue 720 750 768 921 830 843 886 896 939 958 968 1,002 2,057 2,575 3,158 3,454 3,866 Telecom + Infrastrcuture revenue 698 714 748 878 799 811 852 846 841 861 852 872 3,037 3,308 3,426 Digital revenue 22 36 20 43 30 33 34 50 98 97 116 129 121 146 440 EBITDA 320 312 275 412 305 298 316 352 355 363 334 398 944 1,372 1,319 1,271 1,450 EBITDA margin (%) 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 35.7% 39.3% 37.9% 37.9% 34.5% 39.7% 45.9% 53.3% 41.8% 36.8% 37.5% EBIT (Operating profit) 283.5 183.6 142.4 302.7 188.2 130.2 150.2 199.1 170.6 181.5 144.0 251.1 559 889 912 668 747 CAPEX 87 326 96 208 527 212 131 644 115 366 139 388 379 681 718 1,514 1,008 Telecom Metrics Customers (mln) 8.4 8.6 8.7 8.4 8.2 8.1 8.2 8.3 8.2 7.9 7.7 7.7 7.1 8.4 8.4 8.3 7.7 ARPU (UZS) 28,100 29,016 29,183 35,022 32,726 33,788 35,486 35,490 37,369 39,000 39,850 41,240 n.a. n.a. n.a. n.a. n.a. MOU (min) 452 471 482 446 443 455 454 443 419 438 441 449 n.a. n.a. n.a. n.a. n.a. Data usage (Mb/user) 9,082 9,569 10,249 11,023 11,741 11,558 12,215 13,354 14,389 15,888 18,264 21,009 n.a. n.a. n.a. n.a. n.a. Churn 3 months active base, annualised (%) 45% 40% 45% 47% 38% 40% 42% 45% 58% 67% 64% 56% n.a. n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 78% 78% 85% 85% 86% 88% 89% 89% 89% 90% 91% 91% 62% 78% 85% 89% 91% 4G mobile customer penetration (3 Months active) 68% 69% 71% 73% 74% 74% 74% 74% 74% 74% 75% 77% 61% 66% 73% 74% 77% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof X